MORGAN, LEWIS & BOCKIUS LLP

ONE FEDERAL STREET

BOSTON, MASSACHUSETTS 02110

June 16, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Legg Mason Partners Institutional Trust (File Nos. 333-218068)

Registration Statement on Form N-14

Ladies and Gentlemen:

This letter is to respond to a comment we received from Mr. Ken Ellington of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) on June 16, 2017 in connection with the response filed on June 15, 2017 to the Staff’s comment regarding the information statement/registration statement on Form N-14 (the “Registration Statement”) filed by Legg Mason Partners Institutional Trust (the “Registrant”) in connection with the reorganization of Western Asset Institutional Cash Reserves into Western Asset Institutional Liquid Reserves. Following is the Staff’s comment and the Registrant’s response thereto:

1. Comment:	The Staff requested that the fee table be revised to reflect each Fund’s allocable share of the gross expenses of Liquid Reserves Portfolio, the master fund in which each Fund invests all of its investable assets, consistent with the presentation in the financial highlights, and that corresponding adjustments be made to the expense example.

Response:	The Registrant will revise the fee table and expense example as requested by the Staff.

Please call the undersigned at (617) 951-8458 or Barry Hurwitz at (617) 951-8267 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz